

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2022

Morgan Earnest
Chief Financial Officer
LAMF Global Ventures Corp. I
9255 Sunset Blvd., Suite 515
West Hollywood, CA 90069

      Re: LAMF Global Ventures Corp. I
          Form 10-K for the fiscal year ended December 31, 2021
          Filed March 30, 2022
          File No. 001-41053

Dear Morgan Earnest:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction